Exhibit 12

FORTUNE BRANDS, INC. AND SUBSIDIARIES

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

PREFERRED DIVIDENDS

(Dollar amounts in millions)

	Years Ended December 31,					Six Months Ended June 30,
	2005	2006	2007	2008	2009	2010
Earnings Available:
Income (loss) from continuing operations before income taxes and extraordinary items	$919.3	$1,179.3	$1,120.2	$188.4	$283.4	$342.0
Total Fixed Charges	188.5	349.1	336.1	254.2	233.7	117.6
Less: Income (loss) of equity investees included above	(0.2)	—	—	(24.4)	4.0	(2.9)
Capitalized interest	—	—	0.7	—	—	—

Total Earnings Available	$1,108.0	$1,528.4	$1,455.6	$467.0	$513.1	$462.5

Fixed Charges and Preferred Dividends:
Interest expense and amortization of debt discount and expenses	$170.8	$332.4	$318.5	$237.2	$215.8	$108.7
Portion of rentals representative of an interest factor	17.7	16.7	17.6	17.0	17.9	8.9

Total Fixed Charges	$188.5	$349.1	$336.1	$254.2	$233.7	$117.6
Preferred dividend requirements	0.6	0.6	0.8	0.7	0.6	0.3

Combined Fixed Charges and Preferred Dividends	$189.1	$349.7	$336.9	$254.9	$234.3	$117.9

Ratio of Earnings to Fixed Charges	5.88	4.38	4.33	1.84	2.20	3.93
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	5.86	4.37	4.32	1.83	2.19	3.92